SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Report on
FORM 11-K
For the year ended December 31, 2006
Commission file number 0-18287

ORBITAL SCIENCES CORPORATION
(Exact name of registrant as specified in charter)

Delaware	06-1209561
(State of Incorporation of Registrant)	(I.R.S. Employer I.D. No.)
21839 Atlantic Boulevard
Dulles, Virginia 20166
(Address of principal executive offices)
(703) 406-5000
(Registrant’s telephone number)
DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

(Full Title of the Plans)

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
     Deferred Salary and Profit Sharing Plan for
     Employees of Orbital Sciences Corporation
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2, effective for plan years ending after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2006 and 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
McLean, Virginia
June 29, 2007

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Investments, at fair value	$311,629,152	$261,951,950
Participant contributions receivable	649,079	106
Company contributions receivable, net	2,301,088	2,065,314

Net assets available for benefits, at fair value	$314,579,319	$264,017,370
Adjustment from fair value to contract value for fully benefit-responsive investment	531,837	401,377

Net assets available for benefits	$315,111,156	$264,418,747

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2006
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$39,706,801
Interest on investment contracts	2,713,308
Interest on participant loans	257,134

Net investment income	42,677,243

Contributions:
Participant	21,541,617
Company	9,203,271

Total contributions	30,744,888

Total additions	73,422,131

Deductions from net assets attributable to:
Benefits paid to participants	22,651,781
Administrative expenses	77,941

Total deductions	22,729,722

Net increase	50,692,409
Net assets available for benefits, beginning of year	264,418,747

Net assets available for benefits, end of year	$315,111,156

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
(1) Description of Plan
The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) provides only general information required for financial statement purposes. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”). All U.S domestic employees of Orbital Sciences Corporation (“Orbital” or the “company”) who are scheduled to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a year of service for participation (“Plan Year”), and have attained the age of 21, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the company. The Plan changed its trustee from Prudential Bank and Trust, FSB to T. Rowe Price Trust Company in August 2006.
Contributions
During the period from January to July 2006, participants could contribute up to 15% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code. Participants were also permitted to make contributions to the Plan on an after-tax basis up to 19%, including pre-tax contributions, of total eligible compensation.
From August 2006 forward, participants may contribute up to 30% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code. Participants are also permitted to make contributions to the Plan on an after-tax basis up to 20% of total eligible compensation if participant annual compensation is $95,000 or less, or up to 9% of total eligible compensation if participant annual compensation exceeds $95,000.
For most employees, the company matches 100% of the first 4% of compensation that a participant contributes to the Plan each pay period. The company may also make an annual discretionary profit sharing contribution based on the participant’s compensation. For 2006, the company made a discretionary profit sharing contribution equal to one percent of each participant’s compensation subject to certain limitations.
Participants may invest their contributions and company contributions in any combination of investment alternatives available, including mutual funds, a common collective trust and Orbital common stock.
The Plan also allows participants to make rollover contributions from other tax qualified plans. Rollover contributions are included in the accompanying financial statements as a component of participant contributions.

Participants’ Accounts
A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions, transfers, rollovers, company contributions and Plan earnings/losses, and is charged with an allocation of administrative expenses. Allocations of company contributions, Plan earnings/losses and administrative expenses are based on participants’ contributions, earnings or account balances, as applicable, as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account.
Vesting
Participants are immediately vested in their contributions and earnings thereon. The company’s contributions, plus earnings thereon, vest equally over a period of three years or immediately upon death or long-term disability.
Forfeitures
Forfeitures by terminated employees of nonvested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan. In 2006, company contributions and administrative expenses were reduced by $807,500 and $24,500, respectively, from forfeited nonvested accounts. The balance of forfeitures on December 31, 2006 and 2005 was $229,028 and $102,348, respectively.
Distributions to Participants
Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant’s account or installments over a determined period as defined in the Plan document. The Plan provides that participants may also withdraw their vested account balances while still in service of the company in certain circumstances.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Orbital common stock allocated to his or her account.
Termination of Plan
Although it has not expressed any intention to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, participants would immediately become 100% vested in their accounts.
Participant Loans
Participants may borrow up to the lesser of 50% of their vested account balance or $50,000 reduced by their highest outstanding loan balance in the past 12 months. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. Loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan. As of December 31, 2006, interest rates on outstanding loans ranged from 4.00% to 9.50%.

(2) Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), which became effective for the Plan on December 31, 2006 and is required to be applied retroactively to all prior periods presented, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the basis for purchase or sale transactions. During 2006, the Plan invested in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the related adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Certain amounts in the December 31, 2005 statement of net assets available for benefits have been retroactively adjusted as required by the FSP.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in pooled separate accounts are stated at estimated fair values, which have been determined based on the unit values of the pooled separate accounts. Unit values are determined by the insurance company sponsoring such pooled separate accounts by dividing net assets at fair value by the units outstanding at the valuation dates. Orbital common shares are valued at the year-end closing market price. Participant loans are carried at cost, which approximates fair market value. The Plan’s interest in the collective trust is valued based on information reported by the trustee using audited financial statements of the collective trust at year end.
During 2005 and up until the change in service providers in August 2006 the Plan held a fully benefit-responsive investment contract which was valued at contract value, as further described in Note 5. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
The statement of changes in net assets available for benefits includes the net appreciation in the fair value of its investments, which consists of realized gains or losses and the unrealized appreciation and depreciation on those investments.
Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
Benefit Payments
Benefits are recorded when paid.
Administrative Expenses
The Plan document provides that administrative expenses may be paid by either the Plan or the company. For the year ended December 31, 2006, certain administrative services and Plan management services were provided by the company at no cost to the Plan. Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results may differ from those estimates.
Recent Accounting Pronouncement
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan is currently evaluating what impact the adoption of SFAS No. 157 will have on its financial statements.
(3) Federal Income Taxes
The Internal Revenue Service has determined and informed the company by letter dated August 23, 2001 that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income tax. The Plan has been amended since receiving the determination letter. The company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan remains qualified and the related trust remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(4) Investments
The following investments, at fair value, represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005
T. Rowe Price Stable Value Fund for Orbital	$62,036,715	$—
Orbital Sciences Corporation Common Stock	42,870,709	35,193,276
Legg Mason Value Trust Fund	26,332,248	—
T. Rowe Price Equity Income Fund	24,079,583	—
American Europacific Growth Fund	22,638,694	—
T. Rowe Price Balanced Fund	17,638,507	—
Harbor Capital Appreciation Fund	15,978,927	—
Prudential Fixed Income Fund	—	61,348,899
Vanguard Growth and Income Admiral Fund	—	29,068,883
Fidelity Equity — Income II Fund	—	20,425,577
International Growth Artisan Partners Fund	—	18,045,043
Small Value/Perkins Wolf McDonnell Fund	—	16,357,727
Large Cap Growth RCM Fund	—	16,208,260
Vanguard Wellington Admiral Fund	—	15,243,809
During 2006, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$21,805,564
Orbital Sciences Corporation common stock	14,461,637
Pooled separate accounts	3,439,600

Net appreciation	$39,706,801

Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
(5) Investment Contract
The Plan’s former Fixed Income Fund, a fully benefit-responsive investment, was terminated as an investment alternative in connection with the Plan’s August 2006 change in trustee (see Note 1). Previously, participants in the Fixed Income Fund could direct the withdrawals or transfer of all or a portion of their investments at contract value. The investment was credited with interest at a rate that was guaranteed against change for a six-month period. The stated crediting interest rate to participants was 3.7% for the six-months ended June 30, 2006 and 4.1% for the subsequent period through the investment’s August 2006 termination date. The 2006 average annualized yield was 3.6% through the August 2006 termination date, based on actual income earned.

(6) Reconciliation to Form 5500
As of December 31, 2006, net assets available for benefits per the accompanying financial statements reconcile to Form 5500 as follows:

Net assets available for benefits, per financial statements	$315,111,156
Adjustment from contract value to fair value for fully benefit-responsive investment	(531,837)

Net assets available for benefits, at fair value, per Form 5500	$314,579,319

For the year ended December 31, 2006, the change in net assets available for benefits per the accompanying financial statements reconciles to Form 5500 as follows:

Change in net assets available for benefits, per financial statements	$50,692,409
Adjustment from contract value to fair value for fully benefit-responsive investment	(531,837)

Change in net assets available for benefits, per Form 5500	$50,160,572

(7) Related Party Transactions
Certain Plan investments are held by the Plan trustee and in Orbital common stock. As a result, transactions in these investments are party-in-interest transactions, which are exempt from the prohibited transaction rules. Purchases of $1,570,952 and sales of $7,218,581 of Orbital common stock were made during 2006. The market value of Orbital common stock at December 31, 2006 and 2005 was $42,870,709 (2,324,876 shares) and $35,193,276 (2,740,909 shares), respectively. Certain administrative fees are paid to the Plan trustee.

ADDITIONAL INFORMATION
SCHEDULE I
DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
Schedule of Assets (Held at End of Year)
December 31, 2006

			Current
Identity of Issue	Asset Description	Cost**	Value

T. Rowe Price Stable Value Fund for Orbital *	Common Collective Trust		$62,036,715

Dodge and Cox International Fund	Mutual Fund		7,579,234

Vanguard Extended Market Index Fund	Mutual Fund		942,073

Legg Mason Value Trust Fund	Mutual Fund		26,332,248

Morgan Stanley Mid-Cap Growth Portfolio, Advisor	Mutual Fund		8,982,046

Vanguard 500 Index Fund	Mutual Fund		2,747,700

T. Rowe Price Retirement Income Fund *	Mutual Fund		397,492

Buffalo Small Cap Fund	Mutual Fund		11,980,128

Goldman Sachs Mid-Cap Value Fund	Mutual Fund		7,876,648

Wells Fargo Advantage Advisor Small Cap Value Fund	Mutual Fund		15,172,576

PIMCO Total Return Fund	Mutual Fund		7,761,674

T. Rowe Price Real Estate Fund *	Mutual Fund		7,600,355

T. Rowe Price Balanced Fund *	Mutual Fund		17,638,507

T. Rowe Price Equity Income Fund *	Mutual Fund		24,079,583

Harbor Capital Appreciation Fund	Mutual Fund		15,978,927

American Europacific Growth Fund	Mutual Fund		22,638,694

T. Rowe Price Retirement 2005 Fund *	Mutual Fund		392,012

T. Rowe Price Retirement 2010 Fund *	Mutual Fund		1,424,057

T. Rowe Price Retirement 2015 Fund *	Mutual Fund		1,407,820

T. Rowe Price Retirement 2020 Fund *	Mutual Fund		7,875,732

T. Rowe Price Retirement 2025 Fund *	Mutual Fund		1,104,759

T. Rowe Price Retirement 2030 Fund *	Mutual Fund		6,648,720

T. Rowe Price Retirement 2035 Fund *	Mutual Fund		739,217

T. Rowe Price Retirement 2040 Fund *	Mutual Fund		3,807,102

T. Rowe Price Retirement 2045 Fund *	Mutual Fund		500,175

Orbital Sciences Corporation *	Common Stock		42,870,709

Participant Loans *	Participant Loans, 4.00% to 9.50%, maturity January 2007 to April 2016		5,114,249

			$311,629,152

*	Denotes a party-in-interest

**	Cost data have been omitted for the assets listed in the above table as the assets were all participant directed

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation

Dated:	June 29, 2007	By:	/s/ Hollis M. Thompson

Hollis M. Thompson
Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit 23	Consent of PricewaterhouseCoopers LLP (transmitted herewith)